Silence Therapeutics Completes Enrollment in Phase 2 Study of Zerlasiran (SLN360) in Subjects with Elevated Lipoprotein(a) at High Risk of Atherosclerotic Cardiovascular Disease Events

1 May 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced that it has completed enrollment in the ALPACAR-360 phase 2 study of zerlasiran (SLN360) in subjects with elevated lipoprotein(a) (“Lp(a)”) at high risk of atherosclerotic cardiovascular disease (“ASCVD”) events.

“The fact that it took less than four months to enroll this trial really speaks to the incredible market opportunity, growing awareness of Lp(a) as a key cardiovascular risk factor and strong execution by our team,” said Craig Tooman, President and CEO of Silence. “We are now tracking well ahead of our original timelines and currently anticipate reporting topline data in mid-2024. There’s a great deal of interest and excitement around this program, and we look forward to providing further updates at the appropriate time.”

The ALPACAR-360 phase 2 study is evaluating approximately 160 subjects with high Lp(a) ≥ 125 nmol/L at high risk of ASCVD events. The primary endpoint is time averaged change in Lp(a) from baseline. In the phase 1 APOLLO single dose study evaluating healthy volunteers with high Lp(a) ≥ 150 nmol/L, participants who received zerlasiran (300 mg and 600 mg doses) saw median maximal Lp(a) reductions of 96% and 98%, respectively. A further analysis showed median time-averaged reductions during 150 days of follow up exceeded 80% in 300 mg and 600 mg treatment groups. Zerlasiran was well tolerated with no serious safety issues identified. The Company remains on-track to report topline data from the multiple dose portion of the APOLLO program in the fourth quarter of this year.

Inquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s cash runway and forecast operating cash flow, the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.